UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Warrior Met Coal, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38061	81-0706839
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

16243 Highway 216

Brookwood, Alabama 35444

(Address of principal executive offices)

Dale W. Boyles

(205) 554-6150

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐Rule 13p-1 under the Securities Exhibit Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, __.

☒ Rule 13q-1 under the Securities Exhibit Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01. Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The specified payment disclosure required by this Form is included as Exhibit 2.01 to this Specialized Disclosure Report on Form SD.

Section 3 – Exhibits

Item 3.01. Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Exhibit Description
2.01	Resource Extraction Payment Report

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Warrior Met Coal, Inc.

Date: September 26, 2025 By: /s/ Dale W. Boyles

Dale W. Boyles

Chief Financial Officer